Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 17, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated November 17, 2008 referring to "Agreement in Principle to Increase Interest in San Cristobal Silver, Zinc and Lead Mining Project in Republic of Bolivia" [English translation].

dw 11/18

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

(This is an English translation of the Japanese original)

November 17, 2008

To whom it may concern

Sumitomo Corporation
Susumu Kato, President and CEO
Code No.8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Agreement in Principle to Increase Interest in San Cristobal Silver, Zinc and Lead Mining Project in Republic of Bolivia

To follow up on the announcement made in November 11, 2008, we Sumitomo Corporation, currently a 35% shareholder of Minera San Cristobal S.A. (hereafter "MSC") which wholly owns the titled mining project and a 35% shareholder of Apex Metals Marketing GmbH (hereafter "AMM") which is a concentrate sales company for the project, have reached an agreement in principle with Apex Silver Mines Limited (hereafter "Apex"), currently a 65% shareholder of MSC and AMM, to continue negotiation for a definitive agreement to acquire all the shares of MSC and AMM owned by Apex along with the shareholder loan and other debts of MSC owing to Apex, for immediate cash consideration of US$22.5 million and other consideration to be agreed.

It is contemplated that, after completion of the transaction, Apex will continue to manage the operation of MSC pursuant to a management agreement on terms to be agreed.

We will be disclosing detailed information after execution of a definitive agreement.

(Attachment)

・Summary of San Cristobal Silver, Zinc and Lead Mining Project

<Reference>

1.Summary of Project

- Ownership : Apex Silver Mines Ltd. 65%
  Sumitomo Corporation 35%
- Location : Southwestern part of the Republic of Bolivia, near the Salar of Uyuni. Located at a height of 3,800-4,500 meters above sea level.
- Reserve : Ag 14kt, Zn 3.8 Mt, Pb 1.3 Mt
- Average Annual Production : Ag 525t, Zn 225kt, Pb 82kt
  (Commercial Production Started from August 2007)
- Mine Life : 16 years
- Apex Silver Mines Ltd. : Established in 1993, listed in AMEX

2.Location Map


PERU
San Cristobal
ARGENTINA

END